20549-0409


December 14, 2004


Mr. Andrew M. Sims
President
MHI Hospitality Corporation
814 Capitol Landing Road
Williamsburg, Virginia 23185

Re:	MHI Hospitality Corporation
	Amendment No. 5 to Form S-11 filed December 13, 2004
	File No.  333-118873

Dear Mr. Sims:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits
1. We note your response to Comment 5 with respect to all material exhibits and schedules. We note, however, that you have not filed
Schedule I to Exhibits 10.6 and 10.7.  Please revise or advise.

Exhibit 1.1-Underwriting Agreement
2. We note disclosure on page 31 of Exhibit 1.1 indicating that the obligations of the underwriters are subject to termination if, among other things, there is "any change in the United States or international financial markets." This language appears to be an inappropriate market out clause. Please revise to delete it, or advise us why you believe this language may appropriately be retained.

Exhibit 8.1-Opinion of Baker and McKenzie
3. The assumption at number two on page 5 does not appear to be an appropriate assumption, but rather a fact which counsel can ascertain. Please revise to remove this assumption from the tax opinion, or revise to limit the assumption to parties other than MHI.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Howard Efron at 202-824-5347 or Donna Di Silvio, Accounting Branch Chief, at 202-942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-942-1903 or the undersigned at 202-942-2987 with any other questions.


      			Sincerely,


      			Peggy Kim
      			Senior Counsel



cc:	Thomas J. Egan, Esq.
	Baker & McKenzie LLP
	by facsimile, 202-452-7074

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MHI Hospitality Corporation
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